SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K






__X__    Annual Report Pursuant to Section 15(d) of the Securities
                  Exchange Act of 1934

                  For the fiscal year ended December 31, 2000

                                       OR

_____ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



                  A. Full title of the plan and the address of the plan, if different from the issuer named below:

                                Aon Savings Plan


                  B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Aon Corporation
                              200 E. Randolph Drive
                             Chicago, Illinois 60601

                               S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan, by the Plan Administrator, the Committee, has caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Cook and the State of Illinois on the 21st day of June, 2001.

AON SAVINGS PLAN

BY THE COMMITTEE



/s/ Thomas Stachura                         /s/ John A. Reschke
-------------------------------             -----------------------------
     Thomas Stachura                             John A. Reschke




/s/ Nancy Gross                             /s/ Robert S. Hurwitz
-------------------------------             -----------------------------
     Nancy Gross                                 Robert S. Hurwitz




/s/ Elizabeth Whittle
-------------------------------
     Elizabeth Whittle

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                AON SAVINGS PLAN

                     Years Ended December 31, 2000 and 1999

                       With Report of Independent Auditors

                    Employer Identification Number 36-3051915

                                   Plan # 020

                                AON SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                     Years ended December 31, 2000 and 1999


                                    CONTENTS




Report of Independent Auditors                                                 1

Financial Statements

         Statement of Assets Available for Benefits
         at December 31, 2000                                                  2

         Statement of Assets Available for Benefits
         at December 31, 1999                                                  3

         Statement of Changes in Assets Available for Benefits
         for the year ended December 31, 2000                                  4

         Statement of Changes in Assets Available for Benefits
         for the year ended December 31, 1999                                  5

Notes to Financial Statements                                                  6

Supplemental Schedule:

         Schedule H, Line 4i - Schedule of Assets (Held At
         End of Year)                                                         14

                         Report of Independent Auditors


The Participants and Administrative Committee
Aon Savings Plan

We have audited the accompanying statements of assets available for benefits of Aon Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                              Ernst & Young LLP

Chicago, Illinois
June 7, 2001

                                                                                     Employer Plan Identification # 36-3051915
                                                                                     Plan # 020



                                                                                 AON SAVINGS PLAN
                                                                   STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                                                                                 DECEMBER 31, 2000
                                                                                       (in thousands)
                                                                   ------------------------------------------------------


                                                                                           ESOP
                                                                      SAVINGS            ALLOCATED
     ASSETS:                                                           PLAN               ACCOUNT              TOTAL
     -------                                                       ----------------    ----------------    --------------
     Investments, at Fair Value:
          Aon Corporation Common Stock                           $       304,679     $       199,627     $       504,306
          Other Common and Preferred Stocks                                2,828                   -               2,828
          Investments held in Mutual Funds:
             Aon Money Market Fund                                       237,223                   -             237,223
             Aon Government Securities Fund                               40,031                   -              40,031
             Aon Asset Allocation Fund                                   168,100                   -             168,100
             Aon REIT Index Fund                                          22,991                   -              22,991
             IRT 500 Index Fund                                          274,332                   -             274,332
             INVESCO Dynamics Fund                                        20,165                   -              20,165
             IRT Core-Balanced Fund                                        1,878                   -               1,878
             Dodge & Cox Common Stock Fund                                 4,065                   -               4,065
             PIMCO Total Return Fund                                       4,064                   -               4,064
             Montag & Caldwell Growth Fund                                 3,218                   -               3,218
             Managers Special Equity Fund                                  9,268                   -               9,268
             Templeton Emerging Markets Fund                                 304                   -                 304
             Vanguard Admiral Intermediate Term Treasury Fund              3,468                   -               3,468
             IRT International Equity Fund                                39,674                   -              39,674
             Other Mutual Funds                                              729                   -                 729
          Short-Term Investment Funds                                      2,573                   -               2,573
          Participant Loans                                               20,293                   -              20,293
                                                                   ----------------    ----------------    --------------

                                                                       1,159,883             199,627           1,359,510


     Company Contribution Receivable                                      24,253              14,915              39,168

                                                                   ----------------    ----------------    --------------
     TOTAL ASSETS AVAILABLE FOR BENEFITS                         $     1,184,136     $       214,542     $     1,398,678
                                                                   ================    ================    ==============

          See notes to financial statements.

                                                                                     Employer Plan Identification # 36-3051915
                                                                                     Plan # 020



                                                                                 AON SAVINGS PLAN
                                                                   STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                                                                                  DECEMBER 31, 1999
                                                                                       (in thousands)
                                                                   ------------------------------------------------------


                                                                                           ESOP
                                                                      SAVINGS            ALLOCATED
     ASSETS:                                                           PLAN               ACCOUNT              TOTAL
     -------                                                       ----------------    ----------------    --------------
     Investments, at Fair Value:
          Aon Corporation Common Stock                           $       368,186     $       221,192     $       589,378
          Investments held in Mutual Funds:
             Aon Money Market Fund                                       247,776                   -             247,776
             Aon Government Securities Fund                               41,530                   -              41,530
             Aon Asset Allocation Fund                                   174,280                   -             174,280
             IRT 500 Index Fund                                          317,869                   -             317,869
             Aon REIT Index Fund                                          16,635                   -              16,635
             IRT International Equity Fund                                41,402                   -              41,402
          Participant Loans                                               17,017                   -              17,017
                                                                   ----------------    ----------------    --------------

                                                                       1,224,695             221,192           1,445,887


     Company Contribution Receivable                                      23,500              14,123              37,623

                                                                   ----------------    ----------------    --------------
     Total Assets Available for Benefits                         $     1,248,195     $       235,315     $     1,483,510
                                                                   ================    ================    ==============

          See notes to financial statements.

                                                                                  Employer Plan Identification # 36-3051915
                                                                                  Plan #020


                                                                               AON SAVINGS PLAN
                                                          STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                                                                         YEAR ENDED DECEMBER 31, 2000
                                                                                   (in thousands)
                                                      ------------------------------------------------------------------------



                                                                                                 ESOP
                                                                             SAVINGS           ALLOCATED
                                                                              PLAN              ACCOUNT             TOTAL
                                                                          --------------     --------------     --------------

   NET INVESTMENT LOSS
      Interest Income                                                   $         1,555    $             1    $         1,556
      Net Realized and Unrealized Depreciation
        in Fair Value of Investments                                            (84,144)           (24,200)          (108,344)
      Aon Corporation Dividends                                                   8,276              5,032             13,308
      Other Dividends                                                            39,400                  -             39,400
      Management and Administrative fees                                         (1,933)              (184)            (2,117)
                                                                          --------------     --------------     --------------

   TOTAL NET INVESTMENT LOSS                                                    (36,846)           (19,351)           (56,197)

   CONTRIBUTIONS
      Company                                                                    24,301             14,915             39,216
      Participants                                                               64,439                  -             64,439
                                                                          --------------     --------------     --------------

   TOTAL CONTRIBUTIONS                                                           88,740             14,915            103,655

   ALLOCATIONS

      ESOP Diversification                                                          445               (445)                 -
                                                                          --------------     --------------     --------------

   TOTAL ALLOCATIONS                                                                445               (445)                 -

   OTHER CHANGES

   Benefit Payments                                                            (116,398)           (15,892)          (132,290)

                                                                          --------------     --------------     --------------

   TOTAL OTHER CHANGES                                                         (116,398)           (15,892)          (132,290)
                                                                          --------------     --------------     --------------

   NET DECREASE IN ASSETS AVAILABLE
       FOR BENEFITS                                                             (64,059)           (20,773)           (84,832)

   ASSETS AVAILABLE FOR BENEFITS
        AT BEGINNING OF YEAR                                                  1,248,195            235,315          1,483,510

                                                                          --------------     --------------     --------------
   ASSETS AVAILABLE FOR BENEFITS
        AT END OF YEAR                                                  $     1,184,136    $       214,542    $     1,398,678
                                                                          ==============     ==============     ==============

       See notes to financial statements


                                                                                  Employer Plan Identification # 36-3051915
                                                                                  Plan #020


                                                                               AON SAVINGS PLAN
                                                          STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                                                                         YEAR ENDED DECEMBER 31, 1999
                                                                                   (in thousands)
                                                      ------------------------------------------------------------------------



                                                                              ESOP               ESOP
                                                         Savings            Allocated         Unallocated
                                                           Plan              Account            Account             Total
                                                      ---------------     --------------     --------------     --------------
   NET INVESTMENT INCOME
      Interest Income                               $          3,432    $            65    $           210    $         3,707
      Net Realized and Unrealized Appreciation
       in Fair Value of Investments                          104,923             18,169                  -            123,092
      Aon Corporation Dividends                                7,920              4,680                  -             12,600
      Other Dividends                                         18,434                  -                  -             18,434
      Interest Expense                                             -                  -               (670)              (670)
      Management and Administrative fees                      (1,595)              (342)                (4)            (1,941)
                                                      ---------------     --------------     --------------     --------------

   TOTAL NET INVESTMENT INCOME                               133,114             22,572               (464)           155,222

   CONTRIBUTIONS
      Company                                                 23,500             14,123                  -             37,623
      Participants                                            65,040                  -                  -             65,040
                                                      ---------------     --------------     --------------     --------------

   TOTAL CONTRIBUTIONS                                        88,540             14,123                  -            102,663

   ALLOCATIONS

      ESOP Diversification                                     1,015             (1,015)                 -                  -
                                                      ---------------     --------------     --------------     --------------

   TOTAL ALLOCATIONS                                           1,015             (1,015)                 -                  -

   OTHER CHANGES

   Benefit Payments                                         (154,275)           (20,465)                 -           (174,740)
   Interfund Transfers                                             -                103               (103)                 -

                                                      ---------------     --------------     --------------     --------------

   TOTAL OTHER CHANGES                                      (154,275)           (20,362)              (103)          (174,740)
                                                      ---------------     --------------     --------------     --------------

   NET INCREASE (DECREASE) IN ASSETS
       AVAILABLE FOR BENEFITS                                 68,394             15,318               (567)            83,145

   ASSETS AVAILABLE FOR BENEFITS
        AT BEGINNING OF YEAR                               1,179,801            219,997                567          1,400,365

                                                      ---------------     --------------     --------------     --------------
   ASSETS AVAILABLE FOR BENEFITS
        AT END OF YEAR                              $      1,248,195    $       235,315    $             -    $     1,483,510
                                                      ===============     ==============     ==============     ==============

       See notes to financial statements

                                       Employer Plan Identification # 36-3051915
                                       Plan # 020






                                AON SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 2000 and 1999

1.       DESCRIPTION OF PLAN

         GENERAL

         The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (the Company or Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Certain Plan assets are held by the Aon Funds, an affiliated, open-end management investment company. The assets of the ESOP portion of the Plan are invested primarily in common stock of the Company. Additionally, certain assets are invested by the Trustees as deemed advisable in order for the Plan to meet its cash flow needs. The acquisition of the Company common stock for the ESOP was financed by loans obtained from various lenders.

         The   following   description   of  the  Plan   provides  only  general
         information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

         ELIGIBILITY AND PARTICIPATION

         Participation is limited to employees who have completed one year of service, attained the age of 21 and worked 1,000 or more hours in a calendar year or employees who were eligible under another plan that was merged into the Aon Savings Plan. An employee must be employed in the United States on a permanent basis in order to participate.

         CONTRIBUTIONS

         PARTICIPANT - Participant contributions are made by means of regular payroll deductions. Non-highly compensated Participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 16% of their compensation, as defined by the Plan. Highly compensated Participants, as defined by the IRC, may elect to make contributions between 1% and 8% of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum Participant contribution was $10,500 in 2000 and $10,000 in 1999.

         COMPANY - The Company will contribute an amount equal to 100% of the first 3% of a Participant's compensation that a Participant chooses to contribute to the Plan. The Company will make a further contribution to the ESOP portion of the Plan equal to 75% of the next 3% of compensation that is contributed to the Plan. In 2000, this contribution was made in shares of common stock of the Company. The Plan requires that a Participant be actively employed and contributing to the Plan as of the last day of the Plan year in order to receive a Company contribution.

         Contributions to the ESOP portion of the Plan are automatically invested in common stock of the Company.

         ALLOCATION OF ESOP SHARES TO PARTICIPANTS

         The common stock of the Company allocated to Participants as a result of debt service paid by allocated share dividend monies is based on account balance. The common stock of the Company allocated to Participants as a result of debt service paid by Participants' cash balances is based on cash balance. The common stock of the Company allocated to Participants as a result of all other debt service is based on eligible compensation. A Participant's eligible compensation is limited to amounts allowed under the Tax Reform Act of 1986. Accordingly, the maximum Participants' eligible compensation was $170,000 for 2000 and $160,000 for 1999.

         INVESTMENT OPTIONS

         Contributions to the Plan, other than for the ESOP portion, may be invested in any of the seven investment alternatives offered by the Plan in any whole percentages. Additionally, beginning in 2000, a Self-Managed Account was offered whereby participants can invest their self-directed contributions in various stock and mutual funds.

         PARTICIPANT ACCOUNTS

         Each Participant's account is credited with the Participant's contribution and a) an allocation of the Company's contributions, b) an allocation of Plan earnings, and c) an allocation of Forfeitures of terminated Participants' non-vested accounts. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's account.

         VESTING

         For the ESOP portion of the Plan, a Participant vests in 20% increments and becomes 100% vested after completion of five years of Plan Service. Forfeitures of non-vested accounts are allocated to the remaining Participants. The amount of forfeitures allocated to Participants was $1,221,000 and $815,000 of the Company's common stock in 2000 and 1999, respectively.

         For the non-ESOP portion of the Plan, Participants are fully vested in their contributions plus actual earnings thereon. Participants become 100% vested in the remainder of their account balance after five years of Plan Service, according to a graded schedule. Forfeitures of non-vested accounts are allocated to the remaining Participants. The amount of forfeitures allocated to Participants was $947,000 and $456,000 for 2000 and 1999, respectively.

         BENEFIT PAYMENTS

         For the ESOP portion of the Plan, a Participant's entire account shall be paid to the Participant or designated beneficiary in a lump sum upon normal retirement, permanent disability or death. The Participant may elect payment in the form of Company common stock or cash.

         For the non-ESOP portion, on termination of service, a Participant may elect to receive either a lump sum amount equal to the value of his or her account and/or monthly installments over a period not to exceed ten years.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

         PARTICIPANT LOANS

         Under the loan provision of the Plan, each Participant is permitted one loan in a twelve month period and the outstanding balance of all loans made to a Participant may not exceed the lesser of $50,000 or 50% of the vested portion of the Participant's account excluding the ESOP portion of the account. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last
                                          -------------------------
         day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of ten years.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States.

         INVESTMENT VALUATION

         Investments are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges and various other sources. Participant loans are valued at cost which approximates fair value.

         Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

         ADMINISTRATIVE EXPENSES

         Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses. The Company did not pay any Plan expenses in 2000 and 1999. Administrative expenses include $595,000 paid to subsidiaries of the Company in 1999. There were no expenses paid to subsidiaries of the Company in 2000.

         USE OF ESTIMATES

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       ALLOCATION OF ESOP SHARES TO PARTICIPANTS

         Prior to the 1999 final payoff of the Notes Payable (note 5), all ESOP shares were held by the Plan in a suspense account and were allocated to the Participants on an annual basis as interest and principal payments were made. The Company common stock allocated each year equaled the number of unallocated shares immediately before such allocation multiplied by the ratio of interest and principal paid on the notes during the current Plan year to the sum of the current year payments plus principal and interest to be paid in future years. There were no shares allocated to Participant accounts in 2000 or 1999.

4.       INVESTMENTS

         Institutional Trust Company (ITC) is custodian of the Plan assets and Trustee for all Plan assets except the ESOP shares. For the ESOP shares, members of the Company's management are the trustees. The Trustees are named fiduciaries under ERISA. As used herein, Trustee refers to the ITC and Company's management individually and collectively.

         During 2000 and 1999 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows (in thousands):

                                                                      December 31
                                                                     2000                     1999
                                             --------------------------------------------------------------------


                                                              Net Realized                           Net Realized
                                                            and Unrealized                         and Unrealized
                                                              Appreciation                           Appreciation
                                                            (Depreciation)                         (Depreciation)
                                                             in Fair Value                          in Fair Value
                                                            of Investments                         of Investments
                                                  Fair              During               Fair              During
                                                  Value           the Year               Value           the Year
                                             --------------------------------------------------------------------
Investments, at fair value:
 United States Government And
   Agency Issues                             $               - $              - $              - $           438
  Common Stock:
   Aon Corporation                                     504,306         (59,563)          589,378          47,564
   Other Common Stocks                                   2,828            (700)                -               -
  Investments in Mutual Funds:
   Aon Money Market Fund                               237,223                -          247,776               -
   Aon Government Securities Fund                       40,031            2,452           41,530         (5,637)
   Aon Asset Allocation Fund                           168,100         (13,285)          174,280          19,266
   Aon S&P 500 Index Fund                                    -                -                -          23,268
   Aon REIT Index Fund                                  22,991            3,177           16,635         (2,625)
   Aon International Equity Fund                             -                -                -           2,358
   IRT 500 Index Fund                                  274,332         (29,266)          317,869          31,775
   IRT International Equity Fund                        39,674          (4,566)           41,402           6,685
   INVESCO Dynamics Fund                                20,165          (4,236)                -               -
   IRT Core-Balanced Fund                                1,878             (44)                -               -
   Dodge & Cox Stock Fund                                4,065            (119)                -               -
   PIMCO Total Return Fund                               4,064               81                -               -
   Montag & Caldwell Growth Fund                         3,218            (235)                -               -
   Managers Special Equity Fund                          9,268          (1,852)                -               -
   Templeton Emerging Markets
       Fund                                                304             (16)                -               -
   Vanguard Admiral Intermediate
       Term Treasury Fund                                3,468               88                -               -
  Other Mutual Funds                                       729            (260)                -               -
  Short-Term Investment Funds                            2,573                -                -               -
                                             --------------------------------------------------------------------
  Total                                      $       1,339,217 $      (108,344) $      1,428,870 $    123,092
                                             --------------------------------------------------------------------

         The fair value of individual investments that represent 5% or more of the Plan's assets is as follows (in thousands):

                                                                                     December 31
                                                                        -----------------------------------
                                                                             2000                    1999
                                                                             ----                    ----
         Aon Corporation, Common Stock                                  $   504,324*            $  589,378*
         Investments held in Mutual Funds:
           Aon Money Market Fund                                            237,223                247,776
           Aon Asset Allocation Fund                                        168,100                174,280
           IRT 500 Index Fund                                               274,332                317,869

         *Includes $199,627 and $221,192 of non-participant directed investments in 2000 and 1999, respectively.

5.         NOTES PAYABLE

         The Plan originally borrowed $90,000,000 from various financial institutions to purchase 5,383,326 shares of the Company's common stock. The notes were unconditionally guaranteed by the Company. During 1999, the interest rate on the notes was 8.35%. The notes were segregated into two series, Series A and Series B. During 1999, interest paid was approximately $670,000.

         The Series A note allowed the Plan to borrow up to $43,900,000. Final payment was made on June 15, 1996.

         The Series B note allowed the Plan to borrow up to $46,100,000. The final principal payment of $17,500,000 was paid on June 15, 1999.

6.       INCOME TAX STATUS

         The IRS ruled on April 10, 1995 that the Plan qualified under Section 401(a) and (k) of the IRC and therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to the issuance of the determination letter, the Plan has been amended and restated. The Plan Administrative Committee believes the Plan is qualified under the relevant sections of the Code and is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status

7.       SUBSEQUENT EVENTS

         Effective January 1, 2001, employees are immediately eligible to participate in the Plan upon their hire date.

         On April 20, 2001, Aon announced that its Board of Directors had approved, in principle, a plan to spin off its underwriting businesses (which include the Company and its subsidiaries) to its common stockholders creating two independent, publicly traded companies. The transaction requires final Board approval and is subject to a favorable IRS ruling and certain insurance regulatory approvals. This spin-off is expected to be completed by the end of 2001 and is not expected to have a significant adverse impact on the financial position of the Company.

                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020

                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000

                                                           Number of Shares                       Current Value
                                                           ----------------
Identity of Issuer                                         Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
AON COMMON STOCK FUND
---------------------

COMMON STOCK

     Aon Corporation
     Common Stock, 1.00 par*                                 8,768,945                         $        304,679
                                                                                                  ==============


MONEY MARKET FUND
-----------------

MUTUAL FUND

     Investments held in the Aon
     Money Market Fund*                                    237,223,489                         $        237,223
                                                                                                  ==============


GOVERNMENT SECURITIES FUND
--------------------------

MUTUAL FUND

     Investments held in the Aon
     Government Securities Fund*                             3,932,315                         $         40,031
                                                                                                  ==============


TOTAL RETURN FUND
-----------------

MUTUAL FUND

     Investments held in the Aon
     Asset Allocation Fund*                                 10,958,303                         $        168,100
                                                                                                  ==============


COMMON STOCK INDEX FUND
-----------------------

MUTUAL FUND

     Investments held in the IRT
     500 Index Fund                                          8,659,480                         $        274,332
                                                                                                  ==============



                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
Identity of Issuer                                         Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
REAL ESTATE SECURITIES FUND
---------------------------

MUTUAL FUND

     Investments held in the Aon
     REIT Index Fund*                                        2,099,591                         $         22,991
                                                                                                  ==============


INVESCO DYNAMICS FUND
---------------------

MUTUAL FUND

     Investments held in the INVESCO
     Dynamics Fund                                             843,320                         $         20,165
                                                                                                  ==============


IRT CORE-BALANCED FUND
----------------------

MUTUAL FUND

     Investments held in the IRT
     Core-Balanced Fund                                        185,773                         $          1,878
                                                                                                  ==============


DODGE & COX COMMON STOCK FUND
-----------------------------

MUTUAL FUND

     Investments held in the Dodge & Cox
     Common Stock Fund                                          42,049                         $          4,065
                                                                                                  ==============


PIMCO Total Return Fund

Mutual Fund

     Investments held in the PIMCO
     Total Return Fund                                         391,114                         $          4,064
                                                                                                  ==============


                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
MONTAG & CALDWELL GROWTH FUND
-----------------------------

MUTUAL FUND

     Investments held in the Montag & Caldwell
     Growth Fund                                               113,861                         $          3,218
                                                                                                  ==============


MANAGERS SPECIAL EQUITY FUND
----------------------------

MUTUAL FUND

     Investments held in the Managers
     Special Equity Fund                                       120,676                         $          9,268
                                                                                                  ==============


TEMPLETON EMERGING MARKETS FUND
-------------------------------

MUTUAL FUND

     Investments held in the Templeton
     Emerging Markets Fund                                      35,137                         $            304
                                                                                                  ==============


VANGUARD ADMIRAL INTERMEDIATE TERM
----------------------------------
    TREASURY FUND
    -------------

MUTUAL FUND

     Investments held in the Vanguard Admiral
     Intermediate Term Treasury Fund                           326,518                         $          3,468
                                                                                                  ==============


IRT INTERNATIONAL EQUITY FUND
-----------------------------

MUTUAL FUND

     Investments held in the IRT
     International Equity Fund                               1,896,461                         $         39,674
                                                                                                  ==============

                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares       Cost           Current Value
                                                           ----------------
                                                           Principal Amount   (thousands)          (thousands)
----------------------------------------------------------------------------------------------------------------
ESOP ALLOCATED  FUND
--------------------
COMMON STOCK

     Aon Corporation
     Common Stock, 1.00 par*                                 5,748,452     $        74,457     $        199,627
                                                                              =============       ==============


OTHER COMMON AND PREFERRED STOCKS AND MUTUAL FUNDS (SELF-MANAGED FUNDS)
-----------------------------------------------------------------------

COMMON STOCK

     ADC Telecommunications Inc.
     Common Stock                                                1,000                         $             18

    AT & T Corp.                                                 2,905                                       50
    Common Stock

    Adaptive Broadband Corp.
    Common Stock                                                   100                                        1

    Adelphia Business Solutions
    Common Stock                                                   250                                        1

    Adobe Systems Inc.
    Common Stock                                                    17                                        1

    Advanced Micro Devices
    Common Stock                                                 4,000                                       55

    Aether Systems Inc.
    Common Stock                                                   155                                        6

    Altera Corp.
    Common Stock                                                    25                                        1

    America Online
    Common Stock                                                 1,400                                       49

    American International Group
    Common Stock                                                   300                                       30



                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    American Power Conversion Corp.
    Common Stock                                                 1,000                         $             12

    Amlyn Pharmacies Inc.
    Common Stock                                                 3,000                                       24

    Analog Devices Inc.
    Common Stock                                                    10                                        1

    Aon Corp*
    Common Stock                                                   518                                       18

    Apple Computer Inc.
    Common Stock                                                   100                                        1

    Applera Corp.
    Common Stock                                                   310                                       11

    Applied Materials Inc.
    Common Stock                                                   458                                       17

    Applied Micro Circuits Corp.
    Commmon Stock                                                  218                                       16

    Ariba Inc.
    Common Stock                                                   600                                       32

    Atmel Corp.
    Common Stock                                                 1,325                                       15

    Avanex Corp.
    Common Stock                                                   175                                       10

    Avaya Inc.
    Common Stock                                                   200                                        2

    Axcelis Technologies Inc.
    Common Stock                                                    75                                        1

    BEA Systems Inc.
    Common Stock                                                     8                                        1

    Best Buy Inc.
    Common Sock                                                  2,190                                       65


                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    Biotechnology General Corp.
    Common Stock                                                   100                         $              1

    Biogen Inc.
    Common Stock                                                   300                                       18

    Bradlees Inc.
    Common Stock                                                 3,000                                        1

    Broadcom Corp.
    Common Stock                                                   410                                       34

    Broadvision Inc.
    Common Stock                                                    25                                        -

    Brocade Communications Systems Inc.
    Common Stock                                                    66                                        6

    Buy.com Inc.
    Common Stock                                                   500                                        -

    CKE Restaurants Inc.
    Common Stock                                                 1,000                                        3

    CMG Information Services Inc.
    Common Stock                                                   400                                        2

    CTS Corp.
    Common Stock                                                   100                                        4

    Cedant Corp.
    Common Stock                                                 1,000                                       10

    Centura Software Corp.
    Common Stock                                                 4,195                                        3

    Chase Manhattan Corp.
    Common Stock                                                   500                                       23

    Ciena Corp.
    Common Stock                                                   337                                       27

    Cicso Systems Inc.
    Common Stock                                                 2,683                                      103


                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    Citigroup Inc.
    Common Stock                                                 1,500                         $             77

    Citrix Systems Corp.
    Common Stock                                                   500                                       11

    Cognizant Tech Solutions Corp.
    Common Stock                                                    20                                        1

    Copper Mountain Networks Inc.
    Common Stock                                                   700                                        4

    Corning Inc.
    Common Stock                                                   458                                       24

    Corvis Corp.
    Common Stock                                                 1,050                                       25

    Covad Communications Group
    Common Stock                                                   400                                        1

    Cree Resh Inc.
    Common Stock                                                    14                                        -

    Cyber-Care Inc.
    Common Stock                                                 2,100                                        4

    Cypress Semiconductor Inc.
    Common Stock                                                   200                                        4

    Cytogen Corp.
    Common Stock                                                 2,200                                        5

    DCH Technology Inc.
    Common Stock                                                   362                                        1

    DMC Stratex Networks Inc.
    Common Stock                                                    40                                        1

    Darden Restaurants
    Common Stock                                                   100                                        2

    Dell Computer Corp.
    Common Stock                                                 1,600                                       28


                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    Digital Lightwave Inc.
    Common Stock                                                   300                         $             10

    Diodes Inc.
    Common Stock                                                   500                                        5

    Walt Disney Company
    Common Stock                                                   500                                       14

    Ditech Communications Corp.
    Common Stock                                                   300                                        5

    Dow Chemical Company
    Common Stock                                                   400                                       15

    Drugstore.com Inc.
    Common Stock                                                 5,000                                        5

    EMC Corp.
    Common Stock                                                   664                                       44

    Earthlink Inc.
    Common Stock                                                   400                                        2

    Eaton Vance Corp.
    Common Stock                                                   100                                        3

    Electric Lightwave Inc.
    Common Stock                                                   250                                        1

    eMachines Inc.
    Common Stock                                                 1,582                                        1

    Emulex Corp.
    Common Stock                                                   150                                       12

    Ericson LM Telephone Company
    Common Stock                                                   700                                        8

    Extreme Networks Inc.
    Common Stock                                                    28                                        1

    Fedex Corp.
    Common Stock                                                    25                                        1


                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    Ford Motor Company
    Common Stock                                                   200                         $              5

    Foundry Networks Inc.
    Common Stock                                                    20                                        -

    General Electric Company
    Common Stock                                                 1,257                                       60

    General Motors Corp.
    Common Stock                                                   250                                       13

    Gilette Company
    Common Stock                                                 1,000                                       36

    Globix Corp.
    Common Stock                                                 1,200                                        3

    Harmonic Lightwaves Inc.
    Common Stock                                                   200                                        1

    Henley Healthcare Inc.
    Common Stock                                                 2,860                                        1

    Hewlett-Packard Company
    Common Stock                                                   100                                        3

    Home Depot Inc.
    Common Stock                                                 1,100                                       50

    Homestake Mining Company
    Common Stock                                                 1,000                                        4

    Honeywell International Inc.
    Common Stock                                                    18                                        1

    Hyperfeed Technology Inc.
    Common Stock                                                 3,000                                        5

    Inkine Pharmaceutical Company
    Common Stock                                                 1,700                                       13

    Inktomi Corp.
    Common Stock                                                   300                                        5



                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    Insurance Auto Auctions Inc.
    Common Stock                                                 1,000                         $             12

    Intel Corp.
    Common Stock                                                 3,675                                      110

    IBM
    Common Stock                                                   500                                       43

    Interwoven Inc.
    Common Stock                                                    40                                        3

    I2 Technology Inc.
    Common Stock                                                   500                                       27

    JDS Uniphase Corp.
    Common Stock                                                 1,800                                       75

    Jmar Industries Inc.
    Common Stock                                                22,600                                       73

    J2 Global Communications Inc.
    Common Stock                                                10,000                                        3

    Jabil Circuits Inc.
    Common Stock                                                   774                                       20

    Juniper Networks Inc.
    Common Stock                                                   269                                       34

    Kla-Tencor Corp.
    Common Stock                                                   270                                       10

    K Mart Corp.
    Common Stock                                                   500                                        3

    Lattice Semiconductor Corp.
    Common Stock                                                   500                                        9

    Legg Mason
    Common Stock                                                   200                                       11

    Leucadia National Corp.
    Common Stock                                                   100                                        4



                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    Level 3 Communications Inc.
    Common Stock                                                   130                         $              4

    Lightpath Tech Inc.
    Common Stock                                                   200                                        3

    Linear Technology Corp.
    Common Stock                                                   200                                        9

    Littlefield Corp.
    Common Stock                                                   700                                        1

    Lucent Technologies Inc.
    Common Stock                                                 4,170                                       56

    Lynch Corp.
    Common Stock                                                    25                                        1

    Marsh & McLennan Company
    Common Stock                                                   150                                       18

    McData Corp.
    Common Stock                                                   100                                        5

    Mercury Interactive Corp.
    Common Stock                                                    16                                        1

    Merrill Lynch & Company
    Common Stock                                                   200                                       14

    Metromedia Fiber Network Inc.
    Common Stock                                                    63                                        1

    Microsoft Corp.
    Common Stock                                                 3,550                                      154

    Micromuse Inc.
    Common Stock                                                   200                                       12

    Millenium Pharmaceuticals Inc.
    Common Stock                                                   300                                       19

    Motorola Inc.
    Common Stock                                                 1,400                                       28


                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    NS Group Inc.
    Common Stock                                                 1,615                         $             15

    NASDAQ 100 Trust
    Common Stock                                                 1,950                                      114

    Network Appliance Corp.
    Common Stock                                                   107                                        7

    Nextel Communications Inc.
    Common Stock                                                   100                                        2

    Nokia Corp.
    Common Stock                                                   135                                        6

    Nortel Networks Corp.
    Common Stock                                                 1,736                                       56

    Northpoint Communications Holdings Inc.
    Common Stock                                                 1,000                                        -

    Numerical Tech Inc.
    Common Stock                                                   100                                        2

    Nvidia Corp.
    Common Stock                                                    41                                        1

    OTG Software Inc.
    Common Stock                                                    97                                        2

    Onvia.com Inc.
    Common Stock                                                 3,500                                        3

    Oracle Corp.
    Common Stock                                                 2,205                                       64

    PMC-Sierra Inc.
    Common Stock                                                   216                                       17

    Packeteer Inc.
    Common Stock                                                   400                                        5

    Paxar Corp.
    Common Stock                                                   100                                        1


                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    Pfizer Inc.
    Common Stock                                                    97                         $              4

    Pharmacopeia Inc.
    Common Stock                                                 2,000                                       44

    Philip Morris Companies
    Common Stock                                                   100                                        4

    Power-One Inc.
    Common Stock                                                   160                                        6

    Priceline.com Inc.
    Common Stock                                                 1,000                                        1

    Procter & Gamble Company
    Common Stock                                                    50                                        4

    PSINET Inc.
    Common Stock                                                   500                                        -

    Purchasepro.com Inc.
    Common Stock                                                   200                                        3

    QLogic Corp.
    Common Stock                                                    17                                        1

    Qualcomm Inc.
    Common Stock                                                    22                                        2

    RF Micro Devices
    Common Stock                                                    33                                        1

    Radisys Corp.
    Common Stock                                                   100                                        3

    Rare Medium Group Inc.
    Common Stock                                                   100                                        -

    Red Hat Inc.
    Common Stock                                                   200                                        1

    Redback Networks Inc.
    Common Stock                                                    17                                        1


                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    Semtech Corp.
    Common Stock                                                    52                         $              1

    Siebel Systems Inc.
    Common Stock                                                   115                                        8

    Silicon Storage Technology Inc.
    Common Stock                                                 1,320                                       15

    Simula Inc.
    Common Stock                                                   500                                        1

    Solectron Corp.
    Common Stock                                                    12                                        -

    Spectra-Physics Lasers Inc.
    Common Stock                                                    35                                        1

    Stamps.com Inc.
    Common Stock                                                 1,500                                        4

    Sun Microsystems Inc.
    Common Stock                                                 2,524                                       70

    Superconductor Technologies Inc.
    Common Stock                                                   500                                        2

    Sycamore Networks Inc.
    Common Stock                                                   152                                        6

    Talk.com Inc.
    Common Stock                                                 1,000                                        1

    Tellabs Inc.
    Common Stock                                                   200                                       11

    Tenaco Automotive Inc.
    Common Stock                                                 1,000                                        3

    Texas Instruments Inc.
    Common Stock                                                 1,341                                       63

    Trans World Airlines Inc.
    Common Stock                                                   259                                        -



                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    Transwitch Corp.
    Common Stock                                                    43                         $              2

    Triquint Semiconductor Inc.
    Common Stock                                                    65                                        3

    Trump Hotels & Casino Resorts
    Common Stock                                                 6,000                                       11

    Tyco International Limited
    Common Stock                                                   100                                        6

    US Airways Group Inc.
    Common Stock                                                 1,500                                       61

    VA Linux Systems Inc.
    Common Stock                                                 2,200                                       18

    Veritas Software Corp.
    Common Stock                                                   206                                       18

    Verisign Inc.
    Common Stock                                                    12                                        1

    Verticalnet Inc.
    Common Stock                                                 1,100                                        7

    Visual Networks Inc.
    Common Stock                                                   555                                        2

    Vitesse Semiconductor Corp.
    Common Stock                                                    80                                        4

    Vsource Inc.
    Common Stock                                                 1,200                                        2

    Wal-Mart Stores Inc.
    Common Stock                                                   840                                       45

    Watson Pharmaceuticals Inc.
    Common Stock                                                   100                                        5

    Webvan Group Inc.
    Common Stock                                                   200                                              -


                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    Western Digital Corp.
    Common Stock                                                 2,000                         $              5

    Willamette Industries Inc.
    Common Stock                                                   200                                        9

    Williams Sonoma Inc.
    Common Stock                                                   300                                        6

    Wind River Systems Inc.
    Common Stock                                                    20                                        1

    Winstar Communications Inc.
    Common Stock                                                 1,000                                       12

    Worldcom Inc.
    Common Stock                                                 2,600                                       37

    XO Communications Inc.
    Common Stock                                                   205                                        4

    Xilinx Inc.
    Common Stock                                                    19                                        1

    Xerox Corp.
    Common Stock                                                 1,700                                        8

    Asia Global Crossing Limited
    Common Stock                                                 2,000                                       13

    Global Crossing Limited
    Common Stock                                                 1,150                                       16

    Gobalstar Telecom Limited
    Common Stock                                                   750                                        1

    Loral Space & Communications Limited
    Common Stock                                                 1,000                                        3

    Opentv Corp.
    Common Stock                                                   200                                        2

    Orckit Communications Limited
    Common Stock                                                 1,000                                        2


                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    Tioga Technologies Limited
    Common Stock                                                 1,000                         $              2

    Flextronics International Inc.
    Common Stock                                                   140                                        4

                                                                                               $          2,818
                                                                                                  ==============

    Preferred Stock

    Sealed Air Corp.
    Preferred Stock                                                300                         $             10
                                                                                                  ==============

    Other Mutual Funds

    American Century Equity Income Fund
    Mutual Fund                                                  1,124                         $              7

    Armada Small Cap Value Fund
    Mutual Fund                                                    401                                        7

    Berkshire Focus Fund
    Mutual Fund                                                  3,064                                      102

    Bjurman Micro Cap Growth Fund
    Mutual Fund                                                     88                                        4

    Bridgeway Aggressive Growth Fund
    Mutual Fund                                                  1,011                                       44

    Dodge & Cox Stock Fund
    Mutual Fund                                                    330                                       32

    Dreyfus Aggressive Growth Fund
    Mutual Fund                                                    144                                        2

    Select Insurance Fund
    Mutual Fund                                                    142                                        7

    INVESCO Technology Fund
    Mutual Fund                                                    144                                        9


                                                                              Employer Identification #  36-3051915
                                                                              Plan #  020
                                AON SAVINGS PLAN
          Schedule H, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                December 31, 2000
                                   (continued)

                                                           Number of Shares                       Current Value
                                                           ----------------
                                                           Principal Amount                        (thousands)
----------------------------------------------------------------------------------------------------------------
    Kopp Emerging Growth Fund
    Mutual Fund                                                  3,994                         $             73

    Loomis Sayles Aggressive Growth Fund
    Mutual Fund                                                  3,912                                      127

    Red Oak Technology Select Fund
    Mutual Fund                                                  1,375                                       30

    PBHG Select Equity Fund
    Mutual Fund                                                  1,552                                       64

    PBHG Large Cap 20 Fund
    Mutual Fund                                                  2,930                                       74

    Dresdner RCM Biotechnology Fund
    Mutual Fund                                                    578                                       21

    Van Wagoner Income Post Venture Fund
    Mutual Fund                                                  3,926                                      104

    Vanguard Specialized Gold/Precious Metal Fund
    Mutual Fund                                                  2,663                                       20

    Franchise Finance Corporation of America
    Mutual Fund                                                    100                                        2

                                                                                               $            729
                                                                                                  ==============


    State Street Short-Term Investment Fund
    Short-Term Investment Fund                                   2,573                         $          2,573
                                                                                                  ==============


     PARTICIPANT LOANS (7%-11%)                                      -                   -     $         20,293
                                                                                                  ==============

                                                                                               $      1,359,510
                                                                                                  ==============

         *Party in interest transaction not prohibited by ERISA.

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-27894) pertaining to the Aon Savings Plan of Aon Corporation of our report dated June 7, 2001, with respect to the financial statements and schedule of the Aon Savings Plan included in this annual report (Form 11-K) for the year ended December 31, 2000.


                                                               Ernst & Young LLP
Chicago, Illinois
June 19, 2001

June 21, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549



         Re:      Report on Form 11-K for the Aon Savings Plan
                  Registrant: Aon Corporation
                  Commission File No.: 1-7933

Gentlemen and Ladies:

         Enclosed with this EDGAR transmission is the above referenced Form 11-K for the Aon Savings Plan.

         Please contact the undersigned at 312/701-3810 if you have any questions.

Very truly yours,



/s/ Richard E. Barry

Richard E. Barry
Senior Counsel

REB/dcd
Enclosures